Exhibit 99.1

NEWS RELEASE
May 9th, 2013
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN HITS 8.25 METERS OF 4.1 G/T AUEQ, FINDS NEW PARALLEL VEIN ZONE
AT IXTACA, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the results from Almaden’s ongoing 2013 Ixtaca Zone drill program at the Company’s 100% owned Tuligtic project, Mexico. The 2013 drill program is focussed on expanding the known resource immediately along strike to known mineralisation, adjacent to the current resource shell and within what is considered a potential pit shell. The drilling encountered a new vein zone east of, and parallel to, the main Northeast extension (Chemalaco) zone. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-13-250                                NORTHEAST EXTENSION
20.50 meters @ 0.58 g/t gold and 12.4 g/t silver (0.8 g/t gold equivalent)

Hole TU-13-254                                NORTHEAST EXTENSION
9.80 meters @ 0.44 g/t gold and 103.5 g/t silver (2.5 g/t gold equivalent)

Hole TU-13-255                                NORTHEAST EXTENSION
68.00 meters @ 0.36 g/t gold and 54.5 g/t silver (1.5 g/t gold equivalent)
Including                      9.00 meters @ 0.56 g/t gold and 151.1 g/t silver (3.6 g/t gold equivalent)

Hole TU-13-256                                WESTERN ANTICLINE
32.50 meters @ 1.05 g/t gold and 24.8 g/t silver (1.6 g/t gold equivalent)
Including                      9.50 meters @ 2.36 g/t gold and 59.7 g/t silver (3.6 g/t gold equivalent)
27.50 meters @ 0.74 g/t gold and 10.7 g/t silver (1.0 g/t gold equivalent)
Including                      4.50 meters @ 2.46 g/t gold and 14.0 g/t silver (2.7 g/t gold equivalent)

Hole TU-13-257                                NORTHEAST EXTENSION
67.81 meters @ 0.55 g/t gold and 3.0 g/t silver (0.6 g/t gold equivalent)
14.6 meters @ 0.89 g/t gold and 54.8 g/t silver (2.0 g/t gold equivalent)

Hole TU-13-258                                NORTHEAST EXTENSION
20.00 meters @ 0.61 g/t gold and 77.0 g/t silver (2.2 g/t gold equivalent)

Hole TU-13-260                                WESTERN ANTICLINE
9.50 meters @ 2.02 g/t gold and 1.9 g/t silver (2.1 g/t gold equivalent)
78.00 meters @ 0.41 g/t gold and 16.2 g/t silver (0.7 g/t gold equivalent)

Hole TU-13-263                                NORTHEAST EXTENSION* (FROM NEW PARALLEL ZONE)
8.25 meters @ 0.52 g/t gold and 180.3 g/t silver (4.1 g/t gold equivalent)

Hole TU-13-264                                EASTERN MAIN IXTACA ZONE
18.50 meters @ 1.01 g/t gold and 3.0 g/t silver (1.1 g/t gold equivalent)

Below is a plan map and relevant sections which will be posted to the Company’s website (www.almadenminerals.com).

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)	Section
TU-13-250	69.00	118.70	49.70	0.29	9.4	0.5	24	11225E
including	91.70	112.20	20.50	0.58	12.4	0.8	41
including	102.70	108.70	6.00	0.88	18.1	1.2	62
TU-13-250	149.60	170.50	20.90	0.06	14.4	0.3	17
including	155.60	158.80	3.20	0.09	47.4	1.0	52
TU-13-252	64.80	98.00	33.20	0.41	9.9	0.6	30	11225E
TU-13-252	119.00	125.50	6.50	0.39	9.4	0.6	29
TU-13-252	133.50	136.50	3.00	0.29	4.9	0.4	19
TU-13-252	144.00	157.40	13.40	0.13	10.1	0.3	17
TU-13-254	21.34	94.50	73.16	0.32	2.9	0.4	19	49875N
TU-13-254	141.20	151.00	9.80	0.44	103.5	2.5	126
including	143.60	146.00	2.40	0.89	224.8	5.4	269
TU-13-254	161.20	171.00	9.80	0.14	23.9	0.6	31
TU-13-255	77.00	107.50	30.50	0.25	13.3	0.5	26	11225E
including	78.90	84.00	5.10	0.88	37.1	1.6	81
TU-13-255	119.00	187.00	68.00	0.36	54.5	1.5	73
including	133.00	144.50	11.50	0.25	80.9	1.9	93
including	141.25	143.00	1.75	0.32	192.7	4.2	209
including	151.00	160.00	9.00	0.56	151.1	3.6	179
including	151.00	154.50	3.50	0.73	226.0	5.3	263
including	180.25	186.00	5.75	1.61	102.1	3.7	183
TU-13-255	191.00	198.50	7.50	0.20	13.7	0.5	24
TU-13-255	214.00	237.13	23.13	0.24	28.7	0.8	41
including	217.00	218.00	1.00	1.28	341.5	8.1	406
TU-13-256	55.00	87.50	32.50	1.05	24.8	1.6	78
including	64.00	69.50	5.50	0.85	26.8	1.4	69
including	74.00	83.50	9.50	2.36	59.7	3.6	178
TU-13-256	96.00	123.50	27.50	0.74	10.7	1.0	48
including	104.50	109.00	4.50	2.46	14.0	2.7	137
TU-13-256	132.00	147.50	15.50	0.18	6.9	0.3	16
TU-13-256	159.00	168.00	9.00	0.21	9.4	0.4	20
TU-13-257	12.19	80.00	67.81	0.55	3.0	0.6	31	49875N
TU-13-257	145.70	160.30	14.60	0.89	54.8	2.0	99
including	147.00	148.40	1.40	0.63	172.0	4.1	204
including	155.40	158.20	2.80	3.14	71.0	4.6	228
TU-13-258	88.00	97.00	9.00	0.12	18.1	0.5	24	11225E
TU-13-258	106.00	123.00	17.00	0.15	12.4	0.4	20
TU-13-258	164.50	262.65	98.15	0.33	28.1	0.9	45
including	182.00	184.00	2.00	0.45	58.2	1.6	81
including	192.50	198.50	6.00	0.32	34.4	1.0	51
including	205.50	209.00	3.50	0.55	34.3	1.2	62
including	223.50	243.50	20.00	0.61	77.0	2.2	108
including	223.50	234.25	10.75	0.77	95.4	2.7	134
including	240.50	243.50	3.00	0.90	120.9	3.3	166
including	242.00	243.00	1.00	1.53	224.5	6.0	301
TU-13-258	270.50	287.00	16.50	0.15	23.6	0.6	31
including	281.60	287.00	5.40	0.15	46.9	1.1	54
TU-13-259	12.19	71.80	59.61	0.48	3.7	0.6	28	49875N
including	20.00	26.50	6.50	0.90	8.3	1.1	53
TU-13-259	103.50	114.00	10.50	0.11	27.6	0.7	33
TU-13-259	133.00	139.00	6.00	0.04	23.2	0.5	25
TU-13-259	149.00	191.00	42.00	0.16	28.1	0.7	36
including	154.00	161.00	7.00	0.26	54.3	1.3	68
including	179.40	186.00	6.60	0.29	52.8	1.3	67
TU-13-260	66.50	76.00	9.50	2.02	1.9	2.1	103
including	69.50	72.00	2.50	6.42	0.7	6.4	322
TU-13-260	105.50	114.00	8.50	0.65	5.8	0.8	38
including	108.00	110.50	2.50	1.66	3.8	1.7	87
TU-13-260	127.50	205.50	78.00	0.41	16.2	0.7	36
including	154.50	159.50	5.00	1.30	72.3	2.7	137
including	168.00	172.00	4.00	1.34	4.7	1.4	72
including	200.00	203.50	3.50	0.96	23.3	1.4	71
TU-13-261	54.30	100.00	45.70	0.47	34.6	1.2	58	50000N
including	61.00	69.00	8.00	1.05	21.2	1.5	74
including	82.50	86.00	3.50	0.53	168.0	3.9	194
TU-13-261	194.50	202.00	7.50	0.13	20.5	0.5	27
TU-13-262	125.00	130.00	5.00	0.21	0.6	0.2	11	10825E
TU-13-262	316.00	323.50	7.50	0.32	0.3	0.3	17
TU-13-263	54.00	141.50	87.50	0.19	14.4	0.5	24	50000N
including	69.50	75.00	5.50	0.59	60.1	1.8	90
including	73.30	74.00	0.70	0.87	377.0	8.4	420
including	94.00	97.00	3.00	0.56	79.6	2.2	108
TU-13-263	160.50	165.50	5.00	0.09	18.9	0.5	24
TU-13-263	174.75	177.25	2.50	0.10	21.3	0.5	26
TU-13-263	181.00	184.25	3.25	0.06	30.8	0.7	34
TU-13-263	225.50	233.75	8.25	0.52	180.3	4.1	206
including	226.00	229.50	3.50	0.91	316.1	7.2	362
TU-13-264	52.00	58.00	6.00	0.26	1.8	0.3	15
TU-13-264	72.00	86.00	14.00	0.33	0.5	0.3	17
TU-13-264	132.00	142.00	10.00	0.62	0.8	0.6	32
TU-13-264	157.00	175.50	18.50	1.01	3.0	1.1	53
including	159.00	163.50	4.50	1.64	6.8	1.8	89
including	168.50	170.50	2.00	2.99	3.1	3.0	152
TU-13-264	365.80	374.85	9.05	0.10	7.9	0.3	13
TU-13-264	392.00	393.50	1.50	3.96	22.6	4.4	221
TU-13-264	403.00	418.60	15.60	0.69	15.9	1.0	50
including	409.25	410.75	1.50	2.05	53.1	3.1	156
TU-13-266	72.50	102.90	30.40	0.53	26.7	1.1	53	50000N
TU-13-266	115.00	122.90	7.90	0.23	8.2	0.4	20
TU-13-266	178.00	189.50	11.50	0.09	8.9	0.3	13
TU-13-266	200.00	212.20	12.20	0.33	16.1	0.6	33
TU-13-266	224.70	246.28	21.58	0.20	16.8	0.5	27
TU-13-270	113.50	149.00	35.50	0.14	11.6	0.4	19	49965N
TU-13-270	179.00	185.50	6.50	0.05	30.9	0.7	33

About the Ixtaca Property

The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the west and striking roughly north-south.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
CALEVA ZONE
NORTHEAST EXTENSION
(CHEMALACO ZONE)
IXTACA NORTH ZONE
MAIN IXTACA ZONE
Intervals Greater than 0.3 g/t AuEq

Reference Line
2400m
2200m
2000m
CLAY ALTERED ASH
CLAY ALTERED ASH
MINERALIZED ASH LAYER
MAIN IXTACA ZONE
IXTACA NORTH ZONE
TU-13-262
TU-13-265
TU-12-215
TU-12-221
Intervals Greater than 0.3 g/t AuEq
Almaden Minerals
Section 10825E
Looking NE (+/- 25m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-13-262	125.00	130.00	5.00	0.21	0.6	0.2
TU-13-262	316.00	323.50	7.50	0.32	0.3	0.3

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2200m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
NORTHEAST EXTENSION
TU-13-250
TU-13-252
TU-13-254
TU-13-255
TU-13-258
TU-13-263
TU-13-266
TU-12-135
TU-12-186
TU-12-219
TU-12-245
CA-11-003
Intervals Greater than 0.3 g/t AuEq
Assay results pending
Almaden Minerals
Section 11225E
Looking NE (+/- 25m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-13-250	69.00	118.70	49.70	0.29	9.4	0.5
including	91.70	112.20	20.50	0.58	12.4	0.8
including	102.70	108.70	6.00	0.88	18.1	1.2
TU-13-250	149.60	170.50	20.90	0.06	14.4	0.3
including	155.60	158.80	3.20	0.09	47.4	1.0
TU-13-252	64.80	98.00	33.20	0.41	9.9	0.6
TU-13-252	119.00	125.50	6.50	0.39	9.4	0.6
TU-13-252	133.50	136.50	3.00	0.29	4.9	0.4
TU-13-252	144.00	157.40	13.40	0.13	10.1	0.3
TU-13-255	77.00	107.50	30.50	0.25	13.3	0.5
including	78.90	84.00	5.10	0.88	37.1	1.6
TU-13-255	119.00	187.00	68.00	0.36	54.5	1.5
including	133.00	144.50	11.50	0.25	80.9	1.9
including	141.25	143.00	1.75	0.32	192.7	4.2
including	151.00	160.00	9.00	0.56	151.1	3.6
including	151.00	154.50	3.50	0.73	226.0	[illegible]
including	180.25	186.00	5.75	1.61	102.1	3.7
TU-13-255	191.00	198.50	7.50	0.20	13.7	0.5
TU-13-255	214.00	237.13	23.13	0.24	28.7	0.8
including	217.00	218.00	1.00	1.28	341.5	8.1
TU-13-258	88.00	97.00	9.00	0.12	18.1	0.5
TU-13-258	106.00	123.00	17.00	0.15	12.4	0.4
TU-13-258	164.50	262.65	98.15	0.33	28.1	0.9
including	182.00	184.00	2.00	0.45	58.2	1.6
including	192.50	198.50	6.00	0.32	34.4	1.0
including	205.50	209.00	3.50	0.55	34.3	1.2
including	223.50	243.50	20.00	0.61	77.0	2.2
including	223.50	234.25	10.75	0.77	95.4	2.7
including	240.50	243.50	3.00	0.90	120.9	3.3
including	242.00	243.00	1.00	1.53	224.5	6.0
TU-13-258	270.50	287.00	16.50	0.15	23.6	0.6
including	281.60	287.00	5.40	0.15	46.9	1.1

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line - NE-Extension
2400m
2200m
CLAY ALTERED ASH
IXTACA NORTH ZONE
NORTHEAST EXTENSION (CHEMALACO ZONE)
MINERALIZED ASH LAYER
TU-13-254
TU-13-257
TU-13-259
Intervals Greater than 0.3 g/t AuEq
Almaden Minerals
Section 49875N
Looking NW (+/- 25m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-13-254	21.34	94.50	73.16	0.32	2.9	0.4
TU-13-254	141.20	151.00	9.80	0.44	103.5	2.5
including	143.60	146.00	2.40	0.89	224.8	5.4
TU-13-254	161.20	171.00	9.80	0.14	23.9	0.6
TU-13-257	12.19	80.00	67.81	0.55	3.0	0.6
TU-13-257	145.70	160.30	14.60	0.89	54.8	2.0
including	147.00	148.40	1.40	0.63	172.0	4.1
including	155.40	158.20	2.80	3.14	71.0	4.6
TU-13-259	12.19	71.80	59.61	0.48	3.7	0.6
including	20.00	26.50	6.50	0.90	8.3	1.1
TU-13-259	103.50	114.00	10.50	0.11	27.6	0.7
TU-13-259	133.00	139.00	6.00	0.04	23.2	0.5
TU-13-259	149.00	191.00	42.00	0.16	28.1	0.7
including	154.00	161.00	7.00	0.26	54.3	1.3
including	179.40	186.00	6.60	0.29	52.8	1.3

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

2400m
2200m
2000m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
Reference Line - NE Extension
NORTHEAST EXTENSION (CHEMALACO ZONE)
Intervals Greater than 0.3 g/t AuEq
Almaden Minerals
Section 49965N
Looking NW (+/- 25m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-166	54.25	69.00	14.75	0.49	2.4	0.5
TU-12-166	284.00	433.90	149.90	0.90	12.0	1.1
including	302.00	401.80	99.80	1.24	14.9	1.5
including	302.00	305.50	3.50	1.34	16.6	1.7
including	322.00	381.60	59.60	1.59	18.5	2.0
including	334.70	338.20	3.50	2.77	40.0	3.6
TU-12-215	70.30	111.60	41.30	0.54	3.8	0.6
TU-12-215	153.70	166.50	12.80	0.10	7.5	0.2
TU-12-215	473.50	491.30	17.80	0.69	36.1	1.4
including	476.50	488.30	11.80	0.92	50.3	1.9
TU-12-215	509.45	554.15	44.70	0.26	12.4	0.5
TU-12-221	71.70	113.30	41.60	0.68	3.6	0.8
including	73.20	78.10	4.90	2.62	5.2	2.7
TU-12-221	409.50	507.25	97.75	1.49	10.1	1.7
including	451.50	469.50	18.00	6.36	14.0	6.6
including	451.50	453.50	2.00	7.01	25.7	7.5
including	458.75	469.50	10.75	8.22	13.8	8.5
TU-12-221	520.25	523.75	3.50	0.16	10.6	0.4
TU-13-270	113.50	149.00	35.50	0.14	11.6	0.4
TU-13-270	179.00	185.50	6.50	0.05	30.9	0.7

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-155	51.82	106.07	54.25	0.24	7.2	0.4
TU-12-155	194.00	212.00	18.00	0.19	21.5	0.6
Including	199.80	204.50	4.70	0.32	34.5	1.0
TU-12-155	227.99	272.00	44.01	1.04	95.8	3.0
Including	229.80	246.30	16.50	2.65	244.9	7.5
Including	230.80	233.30	2.50	8.49	683.6	[illegible]
Including	235.80	239.30	3.50	1.23	178.4	4.8
Including	242.10	248.60	5.70	0.55	65.6	1.9
Including	253.00	258.50	5.50	1.81	108.1	4.0
TU-12-155	324.80	337.70	3.90	0.88	89.6	2.7
TU-12-159	51.82	76.50	24.68	0.40	16.8	0.7
TU-12-159	240.50	299.60	59.10	0.59	51.4	1.7
Including	240.50	250.00	9.50	1.21	101.2	3.2
Including	244.00	246.50	2.50	3.10	232.9	7.8
Including	270.00	299.60	29.60	0.75	69.0	2.1
Including	271.50	287.55	16.05	0.91	90.3	2.7
Including	273.00	276.50	3.50	0.81	91.0	2.6
Including	280.00	283.05	3.05	1.34	88.6	3.1
Including	286.05	287.55	1.50	2.00	233.0	6.7
Including	295.60	298.10	2.50	1.70	141.0	4.5
TU-12-159	337.60	341.10	3.50	1.01	7.2	1.2
Including	340.10	341.10	1.00	2.76	9.3	2.9
TU-12-162	51.82	71.80	19.98	0.38	1.3	0.4
TU-12-162	84.00	98.00	10.00	0.16	6.0	0.3
TU-12-162	250.50	319.00	68.50	1.16	36.6	1.9
Including	263.50	314.50	51.00	1.47	41.6	2.3
Including	264.50	280.00	15.50	2.42	70.5	3.8
Including	264.50	268.00	3.50	5.34	125.1	7.7
Including	293.50	301.00	7.50	2.25	47.0	3.2
TU-12-162	333.00	347.60	14.60	0.43	16.1	0.8
TU-12-166	54.25	69.00	14.75	0.49	2.4	0.5
TU-12-166	284.00	433.50	149.50	0.90	12.0	1.1
Including	302.00	401.80	99.80	1.24	14.9	1.5
Including	302.00	305.50	3.50	1.34	16.6	1.7
Including	322.00	381.60	59.60	1.59	18.5	2.0
Including	334.70	338.20	3.50	2.77	40.0	3.6
TU-12-215	70.30	111.60	41.30	0.58	3.8	0.6
TU-12-215	153.70	166.50	12.80	0.10	7.5	0.2
TU-12-215	473.50	491.30	17.80	0.69	36.1	1.4
Including	476.50	488.30	11.80	0.98	50.3	1.9
TU-12-215	509.45	554.15	44.70	0.26	12.4	0.5
TU-12-221	71.70	113.30	41.60	0.48	3.6	0.5
Including	73.20	78.10	4.90	2.62	5.2	2.7
TU-12-221	409.50	507.25	97.75	1.49	10.1	1.7
Including	451.50	469.50	18.00	6.36	14.0	6.6
Including	451.50	453.50	2.00	7.01	25.7	7.5
Including	458.75	469.50	10.75	8.22	13.8	8.5
TU-12-221	520.25	523.75	3.50	0.16	10.6	0.4
TU-13-261	54.30	100.00	45.70	0.47	34.6	1.1
Including	61.00	69.00	8.00	1.05	21.2	1.5
Including	82.50	86.00	3.50	0.53	168.0	3.9
TU-13-261	194.50	202.00	7.50	0.13	20.5	0.5
TU-13-263	54.00	141.50	87.50	0.19	14.4	0.5
Including	69.50	75.00	5.50	0.59	60.1	1.8
Including	73.30	74.00	0.70	0.87	277.0	6.4
Including	94.00	97.00	3.00	0.56	79.6	2.2
TU-13-263	160.50	165.50	5.00	0.09	18.9	0.5
TU-13-263	174.75	177.25	2.50	0.10	21.3	0.5
TU-13-263	181.00	184.25	3.25	0.06	30.8	0.7
TU-13-263	225.50	233.75	8.25	0.52	180.3	4.1
Including	226.00	229.50	3.50	0.91	316.1	7.2
TU-13-266	72.50	102.90	30.40	0.53	26.7	1.1
TU-13-266	115.00	122.90	7.90	0.33	8.2	0.4
TU-13-266	178.00	189.50	11.50	0.09	8.9	0.3
TU-13-266	200.00	213.30	13.30	0.33	16.1	0.6
TU-13-266	224.70	246.28	21.58	0.30	16.8	0.5

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line - NE Extension
2400m
2200m
2000m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
NORTHEAST
EXTENSION
(CHEMALACO
ZONE)
Intervals Greater than
0.3 g/t AuEq
Almaden Minerals
Section 50000N
Looking NW (+/- 25m)
0m
150m

2400m
CLAY ALTERED ASH
MINERALIZED ASH
LAYER
IXTACA
NORTH ZONE
2200m
IXTACA
NORTH ZONE
NORTHEAST
EXTENSION
(CHEMALACO
ZONE)
2000m
TU-13-256
TU-13-260

Intervals Greater than
0.3 g/t AuEq
Assay results pending

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-13-256	55.00	87.50	32.50	1.05	24.8	1.6
including	64.00	69.50	5.50	0.85	26.8	1.4
including	74.00	83.50	9.50	2.36	59.7	3.6
TU-13-256	96.00	123.50	27.50	0.74	10.7	1.0
including	104.50	109.00	4.50	2.46	14.0	2.7
TU-13-256	132.00	147.50	15.50	0.18	6.9	0.3
TU-13-256	159.00	168.00	9.00	0.21	9.4	0.4
TU-13-260	66.50	76.00	9.50	2.02	1.9	2.1
including	69.50	72.00	2.50	6.42	0.7	6.4
TU-13-260	105.50	114.00	8.50	0.65	5.8	0.8
including	108.00	110.50	2.50	1.66	3.8	1.7
TU-13-260	127.50	205.50	78.00	0.41	16.2	0.7
including	154.50	159.50	5.00	1.30	72.3	2.7
including	168.00	172.00	4.00	1.34	4.7	1.4
including	200.00	203.50	3.50	0.96	23.3	1.4

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals

Section through holes TU-13-256 and TU-13-260

Looking 330 (+/- 25m)

0m 150m

3400m
2200m
MINERALIZED ASH LAYER
CLAY ALTERED ASH
MAIN IXTACA ZONE
TU-13-264
TU-12-238
TU-12-247
TU-12-240
TU-12-235
TU-12-237
TU-12-224
TU-13-250
TU-12-243
TU-13-265
TU-13-275
TU-13-272
TU-13-253
TU-13-252
TU-12-233
TU-12-186
TU-12-232
TU-12-242
TU-12-246
Intervals Greater than 0.3 g/t AuEq
Almaden Minerals
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-13-264	52.00	58.00	6.00	0.26	1.8	0.3
TU-13-264	72.00	86.00	14.00	0.33	0.5	0.3
TU-13-264	132.00	142.00	10.00	0.62	0.8	0.6
TU-13-264	157.00	175.50	18.50	1.01	3.0	1.1
including	159.00	163.50	4.50	1.64	6.8	1.8
including	168.50	170.50	2.00	2.99	3.1	3.0
TU-13-264	365.80	374.85	9.05	0.10	7.9	0.3
TU-13-264	392.00	393.50	1.50	3.96	22.6	4.4
TU-13-264	403.00	418.60	15.60	0.69	15.9	1.0
including	409.25	410.75	1.50	2.05	53.1	3.1

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Section through hole TU-13-264
Looking 090 degrees (+/- 25m)